                                               -------------------------------
                                                         OMB APPROVAL
             UNITED STATES                     -------------------------------
    SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
        Washington, D.C. 20549                 Expires: December 31, 2005
                                               Estimated average burden
                                               hours per response. . . . 14.90
                                               -------------------------------

                                  ------------

                                  SCHEDULE 13D

                              (Amendment No. 1)*

                    Occupational Health + Rehabilitation Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674617105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Shaka A. Scott, Esq. (617) 248-7000
     c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240, Rule 13d-1(e), 240.13d-1(f) or 240.13D-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (SS)240.13d-7 for other parties to whom copies are to be sent.





--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Edward L. Cahill
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 18,500 shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                18,500 shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        832,084 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        David L. Warnock
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 -0- shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                -0- shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        813,584 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Donald W. Hughes
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 17,700 shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                17,700 shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        831,284 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Cahill, Warnock Strategic Partners, L.P.
        IRSN: 52-1970604
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Partnership
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 -0- shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                -0- shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        813,584 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Cahill, Warnock Strategic Partners Fund, L.P.
        IRSN: 52-1970619
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Partnership
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 -0- shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                -0- shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        813,584 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

---------------------------------
CUSIP No.     674617105               13D
           ----------------------
---------------------------------


--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Strategic Associated, L.P.
        IRSN: 52-1991689
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [_]
                                                                       (b)  [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Partnership
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER

         SHARES                 -0- shares
                          ------------------------------------------------------
      BENEFICIALLY
                           8    SHARED VOTING POWER
        OWNED BY
                                813,584 shares
          EACH            ------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING
                                -0- shares
         PERSON           ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
          WITH
                                813,584 shares

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        813,584 shares
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.3%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer:

     This statement relates to the common stock, $0.001 par value per share, of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 175 Derby Street, Suite 36, Hingham, MA 02043.

Item 2.     Identity and Background:

     This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Strategic Associates, L.P. ("Strategic Associates"), (iii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund and Strategic Associates, (iv) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners, (v) David L. Warnock ("Warnock"), a general partner of Strategic Partners, and (vi) Donald W. Hughes ("Hughes"), a general partner of Strategic Partners. Strategic Partners Fund, Strategic Associates, Strategic Partners, Cahill, Warnock and Hughes are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business and principal office of Strategic Partners Fund, Strategic Associates and Strategic Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

     The state of organization for Strategic Partners Fund, Strategic Associates and Strategic Partners is Delaware. Each of Cahill, Warnock and Hughes is a citizen of the United States of America.

     The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund and Strategic Associates. The principal occupations of Warnock and Hughes are their activities on behalf of Strategic Partners Fund, Strategic Associates and Strategic Partners. The principal occupation of Cahill is his activities on behalf of Strategic Partners Fund, Strategic Associates and Strategic Partners and acting as principal of HLM Management.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration:

     On March 24, 2003, the Issuer repurchased its outstanding shares of Series A Convertible Preferred Stock including the accrued dividends thereon for cash, promissory notes and Common Stock. The cash paid by the Issuer was equal to $6.00 per share for 25% of the outstanding shares of Series A Convertible Preferred Stock and paid $3.00 per share for the accrued dividends. The Issuer repurchased 25% of the outstanding shares of the Series A Convertible Preferred Stock and repaid the accrued dividends thereon by issuing promissory notes for the aggregate principal amount of $2,699,740.35. The Issuer issued two shares of Common Stock for each outstanding share of Series A Convertible Preferred Stock at a price of $3.00 per share of Common Stock and

50% of the accrued dividends on the outstanding shares of Series A Convertible Preferred Stock repurchased with Common Stock were repaid by issuing shares of Common Stock at a price of $3.00 per share.

     Pursuant to this transaction, Strategic Partners Fund acquired 770,871 shares of the Issuer's Common Stock, $1,294,041.41 in cash, and notes in an aggregate principal amount of $1,294,041.41, and Strategic Associates acquired 42,713 shares of the Issuer's Common Stock, $71,701.91 in cash, and notes in an aggregate principal amount of $71,701.91. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

Item 4.     Purpose of Transaction:

     Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Exception. Pursuant to the terms of a certain Amended and Restated Registration Rights Agreement dated March 24, 2003 (the "Registration Rights Agreement," attached hereto as Exhibit 99.2) by and among the

Issuer, Strategic Partners Fund, Strategic Associates and the other Investors listed therein, Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Strategic Restricted Shares (as defined below).

Item 5.     Interest in the Securities of the Issuer:

     (a) Strategic Partners Fund is the record owner of 770,871 shares of the Common Stock (the "Fund Common Shares"). Strategic Associates is the record owner of 42,713 shares of the Issuer's Common Stock (the "Associates Common Shares").

     As of the date hereof, the Fund Common Shares and the Associates Common Shares represent a total of 813,584 shares of the Issuer's common stock (the "Strategic Restricted Shares").

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Strategic Restricted Shares. As general partners of Strategic Partners Fund and Strategic Associates, Strategic Partners may be deemed to own beneficially the Strategic Restricted Shares. As the individual general partners of Strategic Partners, each of Cahill, Warnock and Hughes may be deemed to own beneficially the Strategic Restricted Shares.

     Additionally, by virtue of the Amended and Restated Stockholders' Agreement (attached hereto as Exhibit 99.3), each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own the Strategic Restricted Shares.

     Strategic Partners Fund disclaims beneficial ownership of the Associates Common Shares. Strategic Associates disclaims beneficial ownership of the Fund Common Shares. Strategic Partners, Cahill, Warnock and Hughes each disclaim beneficial ownership of the Strategic Restricted Shares except with respect to their pecuniary interest therein, if any. Cahill is the beneficial owner of 18,500 option shares of the Issuer exercisable within 60 days of the date of this Schedule 13D/A. Hughes is the beneficial owner of 17,700 option shares of the Issuer exercisable within 60 days of the date of this Schedule 13D/A.

     Each of the Reporting Persons, except Cahill and Hughes, may be deemed to own beneficially 26.3% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,479,864 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, and (ii) the number of shares of the Issuer's Common Stock issued in connection with the Repurchase of the Series A Preferred Stock in the transaction that is the subject of this Schedule 13D/A.

     Cahill may be deemed to own beneficially 26.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,479,864 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, (ii) the number of shares of the Issuer's Common Stock issued in connection with the Repurchase of the Series A Preferred Stock in the transaction that is the subject of this Schedule 13D; and (iii) 18,500 option shares of the Issuer exercisable within 60 days of the filing of this Schedule 13D/A held by Cahill.

     Hughes may be deemed to own beneficially 26.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,479,864 shares of the Issuer's common stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, (ii) the number of shares of the Issuer's Common Stock issued in connection with the Repurchase of the Series A Preferred Stock in the transaction that is the subject of this Schedule 13D; and (iii) 17,700 option shares of the Issuer exercisable within 60 days of the filing of this Schedule 13D/A held by Hughes.

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (Exhibit 99.4), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock and Hughes each disclaim membership in the aforementioned group.

                                                                         NUMBER OF SHARES
                                                        -----------------------------------------------
(b) Reporting Person                                      (i)           (ii)         (iii)        (iv)
    ----------------                                    -------        ------       -------      ------
Edward L. Cahill                                        18,500        813,584       18,500       813,584
David L. Warnock                                            0         813,584           0        813,584
Donald W. Hughes                                        17,700        813,584       17,700       813,584
Cahill, Warnock Strategic Partners, L.P.                    0         813,584           0        813,584
Cahill, Warnock Strategic Partners Fund , L.P.              0         813,584           0        813,584
Strategic Associates, L.P.                                  0         813,584           0        813,584


(i)   Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv)  Shared power to dispose or to direct the disposition of

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

     In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (Exhibit 99.4), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

     Pursuant to the terms of the Repurchase Agreement (attached hereto as Exhibit 99.5), (a) Strategic Partners Fund acquired 770,871 shares of the Issuer's Common Stock, and (b) Strategic Associates acquired 42,713 shares of the Issuer's Common Stock.

     Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 99.2), Strategic Partners Fund and Strategic Associates are granted, subject to certain restrictions and limitations, certain required and incidental registration rights with respect to the Strategic Restricted Shares.

Item 7.  Material to be Filed as Exhibits:

    Exhibit 99.1 -    Agreement regarding filing of joint Schedule 13D
                      (filed herewith).

    Exhibit 99.2 -    Execution Copy of the Registration Rights Agreement dated
                      as of March 24, 2003 by and among Occupational Health +
                      Rehabilitation Inc, Cahill, Warnock, Hughes, Warnock
                      Strategic Partners Fund, L.P., Strategic Associates, L.P.
                      and other Investors therein (filed herewith).

    Exhibit 99.3 -    Execution Copy of the Amended and Restated
                      Stockholders Agreement dated as of March 24, 2003 by and among Occupational Health + Rehabilitation Inc,
                      Cahill, Warnock Strategic Partners Fund, L.P.,
                      Strategic Associates, L.P. and other Investors and
                      Holders therein (filed herewith).

    Exhibit 99.4      Amendment No. 1 to the Limited Partnership
                      Agreement of Strategic Partners Fund dated as of July 26, 1996 (previously filed as Exhibit 2 to the
                      Schedule 13D filed by the Reporting Persons on July 18, 1996, incorporated herein by reference).

    Exhibit 99.5 Execution Copy of the Series A Convertible Preferred Stock Repurchase Agreement dated as of March 24, 2003 by and among Occupational Health + Rehabilitation Inc, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P. and the other Sellers therein (filed herewith).

    Exhibit 99.6      Power of Attorney for David L. Warnock
                      (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

    Exhibit 99.7      Power of Attorney for Edward L. Cahill
                      (previously filed as Exhibit 3 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).

                                  SCHEDULE 13D

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2003

                                     CAHILL, WARNOCK STRATEGIC
                                     PARTNERS FUND, L.P.

                                     By:  Cahill, Warnock Strategic Partners,
                                          L.P., its Sole General Partner

                                     By:  /s/ Donald W. Hughes
                                          --------------------------------------
                                          Donald W. Hughes, General Partner


                                     CAHILL, WARNOCK STRATEGIC
                                     PARTNERS, L.P.

                                     By:  /s/ Donald W. Hughes
                                          --------------------------------------
                                          Donald W. Hughes, General Partner


                                     STRATEGIC ASSOCIATES, L.P.

                                     By:  Cahill Warnock Strategic Partners,
                                          L.P., its sole General Partner

                                     By:  /s/ Donald W. Hughes
                                          --------------------------------------
                                          Donald W. Hughes, General Partner

                                          *
                                          --------------------------------------
                                          Edward L. Cahill

                                          *
                                          --------------------------------------
                                          David L. Warnock

                                          /s/ Donald W. Hughes
                                          --------------------------------------
                                          Donald W. Hughes


                 *Donald W. Hughes, as Attorney-in-fact